UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

salesforce.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79466L302

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79466L302
1.	Names of Reporting Persons Marc Benioff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,431,250 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 10,431,250 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,431,250 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 10,000,000 shares of common stock held in The Marc R. Benioff Revocable Trust as of December 31, 2010. Also includes options to purchase 431,250 shares of common stock exercisable within 60 days of December 31, 2010.
(2)	Based on 132,653,972 shares of common stock outstanding as of December 31, 2010.

Item 1.

(a)	Name of Issuer:

salesforce.com, inc.

(b)	Address of Issuer’s Principal Executive Offices

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Marc Benioff

(b)	Address of Principal Business Office or, if none, Residence:

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

79466L302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

10,431,250 (1)

(b)	Percent of class:

7.8% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

10,431,250 (1)

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

10,431,250 (1)

(iv)	Shared power to dispose or to direct the disposition of

-0-

1)	Includes 10,000,000 shares of common stock held in The Marc R. Benioff Revocable Trust as of December 31, 2010. Also includes options to purchase 431,250 shares of common stock exercisable within 60 days of December 31, 2010.
(2)	Based on 132,653,972 shares of common stock outstanding as of December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2011

By:	/s/ Marc Benioff
Marc Benioff